Exhibit 21

List of Subsidiaries

The Company has twenty-one wholly-owned subsidiaries located throughout the world, as follows:

1.	Mannatech Australia Pty Limited
2.	Mannatech Japan, Inc.
3.	Mannatech Korea, Ltd.
4.	Mannatech Limited (a New Zealand Company)
5.	Mannatech Limited (a UK Company)
6.	Mannatech Taiwan Corporation
7.	Mannatech Taiwan Corporation Taiwan Branch
8.	Mannatech Foreign Sales Corporation
9.	Mannatech Payment Services Incorporated
10.	Mannatech Products Company Inc.
11.	Internet Health Group, Inc.
12.	Mannatech (International) Limited
13.	Mannatech, Incorporated Malaysia Sdn. Bhd.
14.	Mannatech Singapore Pte. Ltd.
15.	Mannatech Canada Corporation
16.	Mannatech South Africa (Pty) Ltd
17.	Mannatech Bermuda Holdings Limited
18.	Mannatech Denmark ApS
19.	Mannatech (Gibraltar) Holdings Limited
20.	Mannatech Swiss Holdings GmbH
21.	Mannatech Swiss International GmbH